

February 4, 2011

Bryan J. O'Shaughnessy, CEO
Go Green Directories, Inc.
1030 Alhambra Circle
Coral Gables, FL 33134

> **Re: Go Green Directories, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 21, 2011**
> **File No. 333-168263**

Dear Mr. O'Shaughnessy:

      We have reviewed your amended registration statement and have the following comments. References to prior comments refer to those in our letter dated December 20, 2010.

<u>General</u>

1.   In your response to prior comment 6 you indicate that your operations have slowed considerably due to the health problems of your previous President, Lawson Kerster, and the need to bring your new President, Bryan O'Shaughnessy, up to speed. Revise your disclosures throughout to include a discussion of the change in management and its impact on your results of operations and plan of operations as well as any risks involved in such change.

<u>Management's Discussion and Analysis or Plan of Operation</u>

<u>Operations Plans</u>

2.   We note your response to prior comment 7 and we reissue part of the comment. Please disclose in this section and in your liquidity discussion whether Mr. O'Shaughnessy's and Ms. Hodyno's agreements to advance you funds are legally enforceable by you in the event that the funds are not advanced. Also, file the agreements or a description of the agreements, as applicable, as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Liquidity and Capital Resources

3.   You indicate that the company anticipates the construction of your website will be completed by March 1, 2011. However, we note that this date does not include the green-business listings and until such listings are posted to your website, your six month demonstration period will not begin. In addition, until your demonstration period is complete, it appears that your website will not begin generating any revenues for the company. Please revise your Operations Plans, Liquidity and Capital Resources and Business section disclosures to clarify the following:

   • When you anticipate your research (both in-house and via contract) will be completed and accordingly when you expect to post the green-business listings to your website;
   • When you expect the six-month demonstration period to begin and when you anticipate your website will begin generating revenues for the company;
   • Disclose separately the costs to research and compile the green-business listings; the costs to complete your six-month demonstration period and the cost to establish your brand; and
   • Describe any contractual arrangements you have entered into for the research and compilation of the green-business listing.

Business

The Market

4.   We note your response to prior comment 10 and the new statistics that you have cited in the prospectus. Please revise your disclosure to clarify why these statistics are relevant to your business. Also, we note that you have included in this section a paragraph discussing eMarketer. Please advise why you believe this information is important to investors or remove it.

Management

Directors and Executive Officers

5.   You indicate that Bryan J. O'Shaughnessy has served as the company's President since your inception in 2010. However, we note the company was incorporated in July 2009 and the President at such time was Lawrence Kerster. Please revise your disclosures to clarify this apparent inconsistency.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3456. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via Facsimile: (305) 531-1274
        Jill Arlene Robbins, Esq.